Exhibit 99, ACCT

On June 9, 2023, the Board of Trustees (“Board”) of the EA Series Trust (the “Trust”), including a majority of the Independent Trustees, upon the recommendation and approval of the Audit Committee of the Board, appointed Tait Weller, LLP (“Tait”) to serve as the Fund’s independent registered public accounting firm for the fiscal year ended May 31, 2023. Tait was approved as the auditor for all funds in the Trust. Tait replaces Cohen & Company, Ltd. (“Cohen”) in this role. Cohen did not resign and did not decline to stand for re-election.

Cohen was approved as auditor to the Fund at the June 17, 2022, Board meeting for the fiscal year ended May 31, 2023. This is the first annual report for the Fund. As such, no previous report contains an adverse opinion or disclaimer of opinion, nor was a report qualified or modified as to uncertainty, audit scope, or accounting principles.

During the period of June 17, 2022, through June 9, 2023, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) with Cohen on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Cohen, would have caused it to make a reference in connection with its opinion to the subject matter of the disagreement.

During the period of June 17, 2022, through June 9, 2023, neither the Trust, nor anyone on its behalf, consulted with Tait with respect to: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might have been rendered on the Trust’s financial statements, and no written report or oral advice was provided that Tait concluded was an important factor considered by the Trust in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) or a “reportable event” (as defined in Item 304(a)(1)(v) of Regulation S-K).

Cohen has furnished the Trust with a letter addressed to the U.S. Securities and Exchange Commission stating that it agrees with the above statements. A copy of such letter, dated June 26, 2023 is attached as an exhibit.

Exhibit 13A4

August 4, 2023

U.S. Securities and Exchange Commission

Office of the Chief Accountant

100 F Street, NE

Washington, DC 20549

Re:	Argent Mid Cap ETF

File no. 811-22961

Dear Sir or Madam:

We have read Exhibit 13(a)(4) of Form N-CSR of Argent Mid Cap ETF, a series of EA Series Trust, dated August 4, 2023, and agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ COHEN & COMPANY, LTD.

COHEN & COMPANY, LTD.